780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

April 30, 2010

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Baird Funds, Inc.

Form N-1A (Registration Nos.: 333-40128, 811-09997)

Dear Ms. Browning:

The purpose of this letter is to respond to oral comments received from you on Monday, April 26, 2010 and Tuesday, April 27, 2010, regarding the registration statement on Form N-1A (“Registration Statement”) filed by Baird Funds, Inc. (the “Company”) on February 25, 2010.   The filing included a prospectus and SAI for the Baird Short-Term Bond Fund, Baird Intermediate Bond Fund, Baird Intermediate Municipal Bond Fund, Baird Aggregate Bond Fund and Baird Core Plus Bond Fund (the “Bond Funds”), a prospectus and SAI for the Baird LargeCap and Baird MidCap Funds (the “Equity Funds”) and a prospectus and SAI for the RiverFront Long-Term Growth Fund (the “RiverFront Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectuses for all Funds

1.

Comment:  Confirm that the expense limitation agreements referred to in the footnote to the Annual Fund Operating Expenses table in the “Summary Section” for each Fund was filed or will be filed with the Commission.

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Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 30, 2010

Response:  The expense limitation agreements relating to the Bond Funds and the Equity Funds were filed by the Company as exhibits to post-effective amendment number 21 to the Registration Statement filed with the Commission on February 25, 2010.  The expense limitation agreement relating to the RiverFront Fund was filed by the Company as an exhibit to post-effective amendment number 19 to the Registration Statement on August 12, 2008.

2.

Comment:  If amounts waived under the expense limitation agreements described in the footnote to the Annual Fund Operating Expenses table are subject to recoupment by the Advisor, use a term other than “waiver” in the table.

Response:   The expense limitation agreements for the Equity and RiverFront Funds are subject to recoupment as described in the prospectuses.  Accordingly, the requested change has been made.

3.

Comment:  Move over the “Expense Reimbursement” line item in the Annual Fund Operating Expenses table so it is flush to the left margin and delete the word “Less.”

Response:   The requested change has been made in the fee tables for the Funds.

4.

Comment:  In the footnote to the Annual Fund Operating Expenses table: (a) include the three year recoupment language relating to the expense limitation agreement described in the footnote; (b) state any carve outs to the expense limitation agreement such as interest and extraordinary expenses and clarify that expenses would be higher if such carve outs were incurred; and (c) clarify that the Advisor cannot terminate the expense limitation agreements prior to the end of the term.

Response:   The requested changes have been made in the Annual Fund Operating Expenses tables for the Equity Funds and the RiverFront Fund except for (c), which was already incorporated in the footnote to the table for the RiverFront Fund.

5.

Comment:  Revise the narrative to the “Example” to track the language provided in Form N-1A exactly, except where deviation is permitted by the instructions to the Item, remove the bullet point format and conform to Form N-1A.

Response:   The requested change has been made.

6.

Comment:  Include a summary of the Advisor’s sell strategy in the “Summary Section.”

Response:   Done.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 30, 2010

7.

Comment:  In the “Performance” section:  (a) revise the narrative to track the language provided in Form N-1A exactly, (b) move the third and fourth sentences to later in the statutory prospectuses, (c) add the time periods covered by the Average Annual Total Returns table in the introductory paragraph and (d) move the paragraph following the Average Annual Total Returns table up so it introduces the table.

Response:   The requested changes were made except with respect to (b); the fourth sentence was eliminated rather than moved.

8.

Comment:  Under “Tax Information” in the “Summary Section,” the extraneous language should be moved to the tax disclosure in the statutory prospectus.

Response:   Done.

9.

Comment:  Revise the language in “Payments to Broker-Dealers and Other Financial Intermediaries” in the “Summary Section” to conform precisely to the language in Form N-1A.

Response:  Done.

10.

Comment:  Under “Portfolio Holdings Disclosure Policy,” include only the language required in the prospectus and move the rest to the SAI.

Response:   The requested change has been made.

11.

Comment:  In the “Note Regarding Percentage Limitations” subsection, clarify that restrictions on illiquid holdings and borrowings are absolute.

Response:  The requested change has been made.

12.

Comment:  Remove cross-references in the prospectuses unless permitted by Form N-1A, such as the cross reference to the SAI in the “Share Price” section.

Response:   The requested change has been made.

13.

Comment:  In the “Share Price” section, (a) revise the disclosure to indicate that if the NYSE closes early, then the Fund will price that same day and (b) insert “as permitted by the SEC” after “emergency exists.”

Response:   The requested changes have been made.

14.

Comment:  In the “Share Price” section, clarify that the Advisor is responsible for fair value determinations but subject to the ultimate supervision by the Board of Directors.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 30, 2010

Response:   The requested change has been made.

15.

Comment:  Under “Customer Identification Procedures,” clarify the timing with respect to notifications of termination.

Response:   The requested change has been made.

16.

Comment:  Under “Market Timing Policy,” clarify whether the Funds accommodate frequent purchases and redemptions of Fund shares.  If not, so state.

Response:   The Funds do not accommodate frequent purchases and redemptions of Fund shares.  The following language already appeared in the prospectus:  “The Funds, the Advisor and affiliates thereof are prohibited from entering into arrangements with any shareholder or other person to permit frequent purchases and redemptions of Fund shares.”

17.

Comment:  In “Payment of Redemption Proceeds,” make it clear that redemption proceeds received before the close of trading on the NYSE (3 p.m., Central time) will be processed at that day’s NAV.

Response:   The requested change has been made.

Equity Funds Prospectus

18.

Comment:  Please confirm whether the 80% investment limitation applies to U.S. issuers, foreign issuers or both.  In addition, please confirm whether investing in foreign securities is a principal investment strategy, and what percentage of a Fund’s assets can be invested in foreign securities.

Response:   The equity securities in which each of the Equity Funds may invest include securities of both U.S. and foreign issuers.  However, each Fund may not invest more than 15% of its total assets in foreign securities.  Investment in foreign securities is a principal investment strategy.  This language has been clarified.

19.

Comment:  List the specific types of foreign equity securities in which the Funds may invest.

Response:   Done.

20.

Comment:  Address investments in emerging markets, if applicable.

Response:   The Funds will not invest in emerging markets.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 30, 2010

21.

Comment:  With respect to the purchase of ADRs, specify whether such ADRs will be sponsored, unsponsored, or both.

Response:  Done.

22.

Comment:  Include a separate risk factor for investment in equity securities in both the “Summary Section” for each Equity Fund and later in the statutory prospectus.

Response:   The requested change was made in the prospectuses for the Equity Funds and the RiverFront Fund.

23.

Comment:  Under “Principal Investment Strategies – Cash or Similar Investments; Temporary Strategies” in the statutory prospectus, (a) clarify how the Funds’ investment of up to 20% of their assets in cash and short-term, investment grade securities is consistent with the Funds’ investment objectives and (b) clarify what is meant by “short-term, investment grade securities” in which the Funds may invest when taking a temporary defensive position.

Response:   With respect to (a), the disclosure was moved to the SAI as it is a non-principal investment strategy.  With respect to (b), the language has been clarified.

Bond Funds Prospectus

24.

Comment:  For the Short-Term Bond, Intermediate Bond, Aggregate Bond and Core Plus Bond Funds, (a) clarify whether the corporate debt in which the Funds invest will be U.S. or foreign, (b) clarify that asset-backed securities and mortgage-backed securities will be U.S. rather than foreign and (c) add a definition of foreign securities if investing in securities of foreign issuers will be a principal strategy.

Response:   The requested changes have been made.

25.

Comment:  Clarify in the investment strategies section of the statutory prospectuses whether the Funds will focus on fixed-income securities with particular terms, such as fixed or variable interest rate bonds.

Response:   The requested changes have been made.

26.

Comment:  With respect to the “Principal Investment Strategies” section for the Intermediate Municipal Bond Fund (a) delete “various types” and clarify the types of municipal bonds that the Fund will purchase and (b) confirm that the Fund does not intend to concentrate (e.g., invest 25% or more of its assets) in a particular type of activity.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 30, 2010

Response:  The requested revision was made to (a).  With respect to (b), we confirm that the Fund does not intend to concentrate, but disclosure has been added to indicate that it is possible that the Fund could be so invested, in keeping with Guide 19 to Form N-1A.

27.

Comment:  In “Principal Risks” in the statutory prospectus, specify what type of assets back the asset-backed securities.

Response:   The requested disclosure has been added in the “Principal Investment Strategies” section of the statutory prospectus.

28.

Comment:   In “Principal Risks – Mortgage- and Asset-Backed Securities Risks,” break out extension risk as a separate risk factor in both the “Summary” sections and the statutory prospectus.

Response:   Done.

29.

Comment:  With respect to the “Principal Investment Strategies” for the Core Plus Bond Fund, state the lowest credit quality in which the Fund may invest, including, if applicable, bonds in default.

Response:   Done.

RiverFront Fund Prospectus

30.

Comment:  In “Principal Investment Strategies,” clarify what types of international “equities” will be purchased.

Response:   Done.

31.

Comment:  In the “Historical Performance Information” section, use actual Fund expenses rather than estimated.

Response:   This section has been omitted.

32.

Comment:  In the “Historical Performance Information” section, if actual Fund expenses are higher than the account expenses, then clarify in the text.

Response:   This section has been omitted.

33.

Comment:  In the “Historical Performance Information” section, (a) clarify what is meant by “time-weighted basis” and (b) clarify that the portfolio managers make the day-to-day decisions to buy and sell securities for the Fund as they did for the separate accounts.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 30, 2010

Response:   This section has been omitted.

SAIs for all Funds

34.

Comment:  Confirm that all non-principal investment strategies are included in the SAI.

Response:   Confirmed.

35.

Comment:  If principal investment strategies are included in the SAI, (a) confirm that such strategies are also included in the prospectus and (b) distinguish principal from non-principal strategies by heading.

Response:   All principal strategies are also included in the prospectus.  We have added appropriate language to distinguish the non-principal strategies from the principal strategies in the SAIs for the Bond Funds and the Equity Funds.  The SAI for the RiverFront Fund already included such language.

36.

Comment:  Under “Investment Objectives and Limitations – Fundamental Investment Limitations,” clarify “any longer permissible period” in the parenthetical of the penultimate sentence in fundamental investment limitation number 2.

Response:   Done.

37.

Comment:  Include the definition of “net assets” as used in Rule 35d-1 (i.e., that it includes any borrowings for investment purposes) in either the SAI or in the prospectus, post Item 8.

Response:   The requested change was made in the SAI for the Equity and Bond Funds.  The RiverFront Fund is not subject to Rule 35d-1.

38.

Comment:  If the Funds may pledge assets for borrowing purposes, include appropriate disclosure.

Response:   The requested change was made to the SAI for the Equity and Bond Funds.  The language already appeared in the SAI for the RiverFront Fund.

39.

Comment:  Include the percentage limitation on investments in illiquid securities in the prospectus or the SAI.

Response:   The requested disclosure has been included in the “Principal Investment Strategies” section of the Equity Funds’ and the RiverFront Fund’s

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 30, 2010

statutory prospectus.  The requested disclosure already appeared in the same section of the Bond Funds’ prospectus.

*   *   *   *   *   *

Please call me at (414) 287-9621 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michael J. Conmey

Michael J. Conmey

cc:

Working Group